Exhibit (a)(1)(vii)
BARINGS PRIVATE CREDIT CORPORATION
Announcement of Results of Previously Announced
Tender Offer by Barings Private Credit Corporation for its Shares

April 1, 2024
Dear Stockholder:
Barings Private Credit Corporation (the “Company”) today announced the results of its previously announced tender offer to purchase up to 3,135,724 shares of its common stock, par value $0.001 per share (the “Shares”), which expired at 11:59 p.m., Eastern Time, on March 28, 2024.
Based on the final count by DST Systems, Inc., the Company’s transfer agent (the “Transfer Agent”), 1,538,740 Shares were validly tendered and not properly withdrawn prior to the expiration date for the tender offer.
In accordance with the terms of the tender offer, the Company has accepted for purchase 100% of the Shares validly tendered and not properly withdrawn. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 2.5% of the total number of Shares outstanding as of December 31, 2023.
In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of March 31, 2024.
If you have any questions, please contact the Company’s Transfer Agent at (844)-700-1483.

Sincerely,

Barings Private Credit Corporation